SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Super League Gaming, Inc.

(Name of Issuer)

Common Stock, par value $0.001 par value

(Title of Class of Securities)

86804F202

(CUSIP Number)

February 23, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86804F202	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nomis Bay LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 561,400
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 561,400
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,400
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.61%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 86804F202	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BPY Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 374,265
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 374,265
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,265
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.74%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 86804F202	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Poole
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom of Great Britain and Northern Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 935,665
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 935,665

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 935,665
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.35%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 86804F202	13G	Page 5 of 9 Pages

Item 1(a). Name of Issuer:

Super League Gaming, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 2906 Colorado Avenue, Santa Monica, California 90404.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	BPY Limited, a Bermuda Exempted Company with Limited Liability (“BPY”);

(ii)	Nomis Bay LTD, a Bermuda Exempted Company with Limited Liability (“Nomis Bay”); and

(iii)	Peter Poole (“Mr. Poole”)

The foregoing persons are hereinafter sometimes collectively referred to as the (“Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of Nomis Bay and BPY is Wessex House, 3rd Floor, 45 Reid Street, Hamilton, Bermuda, HM 12, 441-279-2088. The principal business address of Mr. Poole is Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG1110, British Virgin Islands.

Item 2(c). Citizenship:

Each of BPY and Nomis Bay is a Bermuda Exempted Company with Limited Liability. Mr. Poole is a citizen of the United Kingdom of Great Britain and Northern Ireland.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Common Stock of the Issuer.

Item 2(e). CUSIP Number:

86804F202

CUSIP No. 86804F202	13G	Page 6 of 9 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of each cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on information reported in the Issuer’s Prospectus Supplement on Form 424B5 filed with the U.S. Securities and Exchange Commission on February 10, 2021 that there are 21,486,764 shares of Common Stock of the Issuer outstanding.

As of February 23, 2021, Nomis Bay was the beneficial owner of 561,400 shares of Common Stock (the “Nomis Shares”) and BPY was the beneficial owner of 374,265 shares of Common Stock (together with the Nomis Shares, the “Shares”). Mr. Poole, as a Director of both Nomis Bay and BPY, has the power to vote and/or dispose of the Shares. Mr. Poole does not directly own any share of Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, Mr. Poole may be deemed to beneficially own the Shares beneficially owned by Nomis Bay and BPY.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The information required by this item with respect to each Reporting Person is set forth in Item 4 to this Schedule 13G and is incorporated herein by reference for each Reporting Person.

CUSIP No. 86804F202	13G	Page 7 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 86804F202	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2021	BPY Limited

/s/ Peter Poole
Name: Peter Poole
Title: Director
NOMIS BAY LTD
/s/ Peter Poole
Name: Peter Poole Title: Director

/s/ Peter Poole
Peter Poole

CUSIP No. 86804F202	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: February 23, 2021	BPY Limited

/s/ Peter Poole
Name: Peter Poole
Title: Director
NOMIS BAY LTD
/s/ Peter Poole
Name: Peter Poole Title: Director

/s/ Peter Poole
Peter Poole